UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

Zivo Bioscience, Inc.

(Name of Issuer)

Common stock, $0.001 par value

(Title of Class of Securities)

98978N 101

(CUSIP Number)

Laith Yaldoo

c/o HEP Investments LLC

2804 Orchard Lake Rd., Suite 205, Keego Harbor, MI 48302

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d- 7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98978N 101

1. Name of Reporting Persons.

HEP Investments LLC

I.R.S. Identification No. of above person (entities only)

45-3135062

2. Check the appropriate box if a member of a group (see instructions)

(a) [  ] (b) [  ]

3. SEC use only

4. Source of funds

OO [Other]

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [   ]

6. Citizenship or place of organization

Michigan

7. Sole voting power

Number of shares beneficially owned by each reporting person.

0

8. Shared voting power

311,651,754

9. Sole dispositive power

0

10. Shared dispositive power

311,651,754

11. Aggregate amount beneficially owned by each Reporting Person

311,651,754

12. Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) [  ]

13. Percent of class represented by amount in Row (11)

65.51%

14. Type of Reporting Person (see instructions)

OO [Other]

SCHEDULE 13D

CUSIP No. 98978N 101

1.Name of Reporting Persons.

Laith Yaldoo

I.R.S. Identification No. of above person (entities only)

2. Check the appropriate box if a member of a group (see instructions)

(a) [  ] (b) [   ]

3. SEC use only

4. Source of funds

AF [Affiliate]

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [   ]

6. Citizenship or place of organization

United States of America

7. Sole voting power

Number of shares beneficially owned by each reporting person.

0

8. Shared voting power

311,651,754

9. Sole dispositive power

0

10. Shared dispositive power

311,651,754

11. Aggregate amount beneficially owned by each Reporting Person

311,651,754

12. Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) [  ]

13. Percent of class represented by amount in Row (11)

65.51%

14. Type of Reporting Person (see instructions)

IN

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value (the “Common Stock”), of Zivo Bioscience, Inc., a Nevada corporation (the “Company” or the “Issuer”). The Company’s principal executive offices are located at 2804 Orchard Lake Rd., Suite 202, Keego Harbor, MI 48302.

Item 2. Identity and Background

(a), (b), (c) and (f). This Statement is being filed by HEP Investments LLC, a Michigan limited liability company (“HEP Investments”) and Laith Yaldoo (“Yaldoo” and together with HEP Investments, the “Reporting Persons”). Yaldoo is the manager and controlling member of HEP Investments. The Reporting Persons’ principal executive and business office is 2804 Orchard Lake Rd., Suite 202, Keego Harbor, MI 48302. Yaldoo is a citizen of the United States.

The principal business of HEP Investments is to make, hold and dispose of investments. The principal occupation of Yaldoo is to manage HEP Investments and a number of affiliated entities with similar businesses.

(d) and (e). During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 311,651,754 shares in the aggregate. 223,348,449 shares of common stock are issuable upon conversion of certain promissory notes (including accrued interest) delivered to HEP Investments by the Company pursuant to the terms of that certain Loan Agreement, dated December 2, 2011, as amended and restated, between HEP Investments and the Company, wherein HEP Investments acts as administrative agent for Mr. Yaldoo and various third party participants (the “Loan”). Additionally, 72,317,668 shares are issuable upon the exercise of warrants issued to HEP Investments by the Company in connection with the Loan.

The Loan from HEP Investments was made by using its working capital, which working capital was funded partly by resources supplied from third party participants, and was made along with concurrent advances made by third party participants directly to the Company.

Item 4. Purpose of Transaction

On May 16, 2018, the Issuer delivered an Eleventh Amended and Restated Senior Secured Convertible Promissory Note to HEP Investments which is convertible into shares of common stock of the Issuer in accordance with the terms set forth therein, and is attached as Exhibit 99.1 (the “Convertible Note”).

HEP Investments acquired the shares, the convertible notes and the warrants for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may advance additional amounts to the Issuer as convertible debt or dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The following disclosure assumes that there are 180,036,436 shares of the Common Stock outstanding as of as February 11, 2019 as reflected in the Issuer’s Form 10-K for the year ended December 31, 2018.

(a)For purposes of Rule 13d-3 promulgated under the Exchange Act, each of the Reporting Persons may be deemed to beneficially own 311,651,754 shares of the Common Stock, representing 65.51% the Issuer’s outstanding Common Stock, assuming that the Convertible Note is convertible at the conversion prices set forth in the Convertible Note and the warrants are exercisable at the prices set forth therein. Mr. Yaldoo is filing solely in his capacity as the manager and controlling member of HEP Investments and the filing of this Statement shall not be construed as an admission that either of the Reporting Persons is the beneficial owner of any securities covered by this Statement. Mr. Yaldoo disclaims beneficial ownership of the securities owned by HEP Investments, except to the extent of his pecuniary interest therein. The extent of such pecuniary interest cannot be determined at this time.

(b) By virtue of the relationships described in Item 2(a) above, each of HEP Investments and Mr. Yaldoo may be deemed to have shared voting and dispositive power with respect to 311,651,754 shares of the Common Stock.

(c) During the past 60 days, none of the Reporting Persons has effected any transactions relating to the shares of Common Stock.

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned by it.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As set forth in Item 4 above.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description
99.1

Eleventh Amended and Restated Senior Secured Convertible Promissory Note dated May 16, 2018 delivered by the Issuer to HEP Investments and filed by the Issuer on May 18, 2018 as Form 8-K - Exhibit 10.2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2019

HEP Investments LLC, a Michigan limited liability company

By: /s/ Laith Yaldoo

Name: Laith Yaldoo

Title: Manager

LAITH YALDOO

By: /s/ Laith Yaldoo

Name: Laith Yaldoo

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 99.1

ELEVENTH AMENDED AND RESTATED

SENIOR SECURED CONVERTIBLE PROMISSORY NOTE

$20,000,000Keego Harbor, Michigan

May 16, 2018

FOR VALUE RECEIVED, ZIVO BIOSCIENCE, INC., a Nevada corporation (“Borrower”), whose address is 2804 Orchard Lake Road, Suite 202, Keego Harbor, Michigan 48320, promises to pay to the order of HEP INVESTMENTS LLC, a Michigan limited liability company (“Lender”), whose address is 2804 Orchard Lake Road, Suite 205, Keego Harbor, Michigan 48320, or at such other place as Lender may designate in writing, in lawful money of the United States of America, the principal sum of up to Twenty Million Dollars ($20,000,000), or such lesser sum as shall have been advanced by Lender to Borrower under the loan agreement hereinafter described, together with interest as provided herein, in accordance with the terms of this Eleventh Amended and Restated Senior Secured Convertible Promissory Note (this “Note”).

In accordance with the terms of that certain Loan Agreement, dated as of December 1, 2011, by and between Lender and Borrower (as amended or restated from time to time, the “Loan Agreement”), Lender intends to loan to the Borrower up to Twenty Million Dollars ($20,000,000).  All advances made hereunder shall be charged to a loan account in Borrower's name on Lender's books, and Lender shall debit to such account the amount of each advance made to, and credit to such account the amount of each repayment made by Borrower.  From time to time but not less than quarterly, Lender shall furnish Borrower a statement of Borrower's loan account, which statement shall be deemed to be correct, accepted by, and binding upon Borrower, unless Lender receives a written statement of exceptions from Borrower within ten (10) days after such statement has been furnished. Terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Loan Agreement.   Lender and Borrower acknowledge and agree that, as of April 24, 2018, the total outstanding indebtedness under this Note was $16,911,839.16, and related interest accrued through April 24, 2018 of $1,898,726.69.

1.Payment.  The unpaid principal balance of this Note shall bear interest computed upon the basis of a year of 360 days for the actual number of days elapsed in a month at a rate of eleven percent (11%) per annum (the “Effective Rate”). Upon the occurrence and during the continuance of an Event of Default (as defined below), the unpaid principal balance of this Note shall bear interest, computed upon the basis of a year of 360 days for the actual number of days elapsed in a month, at a rate equal to the lesser of five percent (5%) over the Effective Rate or the highest rate allowed by applicable law.  The indebtedness represented by this Note shall be paid to Lender on April 1, 2019 and, if not sooner converted in accordance with the terms of this Note, the entire unpaid principal balance of this Note, together with all accrued and unpaid interest, shall be immediately due and payable in full on April 1, 2019 (the “Due Date”).

2.Pre-payment Premium.  Borrower may prepay the principal balance of this Note, in whole or in part, plus all accrued interest then outstanding upon sixty (60) days prior written notice to Lender; provided, however, there shall be a pre-payment premium of five (5%) percent of each amount prepaid at any time during the term of this Note.

3.Use of Proceeds.  The funds advanced pursuant to this Note shall be used by Borrower for working capital.

4.Conversion Right and Funding Provisions.

(a)At Lender’s option, at any time prior to the repayment in full of this Note, all or any portion of the outstanding indebtedness of this Note (including accrued and unpaid interest) may be converted into validly issued and fully paid shares of common stock of Borrower (“Shares”) at the conversion rate of $0.10 per share (as appropriately adjusted by any stock split, stock combination or other corporate recapitalization affecting such common stock occurring after the date hereof).

(b)Upon conversion of this Note as provided herein, (i) the portion of this Note so converted shall be deemed cancelled and shall be converted into the Shares as specified above; (ii) Lender, by acceptance of this Note, agrees to deliver the executed original of this Note to Borrower within ten (10) days of the conversion of the entire outstanding indebtedness of this Note and to execute such documents as are necessary to document the issuance of the Shares and to comply with applicable securities laws; and (iii) as soon as practicable after Borrower’s receipt of the documents referenced above, Borrower shall issue and deliver to Lender (or its designee) stock certificates evidencing the Shares (or confirmation that the Shares are held by Lender (or its designee) in book entry form on the books and records of Borrower’s transfer agent) and Borrower shall deliver to Lender a promissory note (in the form of this Note) reflecting the balance of the outstanding indebtedness under this Note.

5.Default.  Each of the following constitutes an “Event of Default” under this Note:

(a)Borrower’s failure to pay the outstanding indebtedness of this Note within ten (10) days of the date on which such payment is due hereunder, whether at maturity or otherwise;

(b)Borrower’s breach of or failure to perform or observe any covenant, condition or agreement contained in this Note, the Loan Agreement or the Security Agreement (defined below), which breach or failure continues unremedied for a period of thirty (30) calendar days after receipt by Borrower of written notice specifying the nature of the default. Notwithstanding the foregoing, Borrower shall not be in default under this subsection (b) with respect to any non-monetary breach that can be cured by the performance of affirmative acts if Borrower promptly commences the performance of said affirmative acts and diligently prosecutes the same to completion within a period of forty-five (45) calendar days after receipt by Borrower of written notice specifying the nature of the default;

(c)Borrower files a voluntary petition in bankruptcy;

(d)Borrower makes a general assignment for the benefit of its creditors or Borrower’s creditors file against Borrower any involuntary petition under any bankruptcy or insolvency law that is not dismissed within ninety (90) days after it is filed;

(e)Any court appoints a receiver to take possession of substantially all of Borrower’s assets and such receivership is not terminated within ninety (90) days after its appointment; or

(f)Lender reasonably deems itself insecure with respect to the indebtedness under this Note.

Upon the occurrence and during the continuance of an Event of Default, at the election of Lender, the entire unpaid principal balance of this Note, together with all accrued and unpaid interest, shall be immediately due and payable in full.

6.Security.  This Note is secured by all of the assets of Borrower pursuant to that certain Security Agreement, dated as of December 1, 2011 (the “Security Agreement”), and that certain Patent, Copyright, License and Trademark Security Agreement, dated as of December 2, 2011.

7.Waivers.  Borrower and all endorsees, sureties and guarantors hereof hereby jointly and severally waive presentment for payment, demand, notice of non-payment, notice of protest or protest of this Note, and Lender diligence in collection or bringing suit, and do hereby consent to any and all extensions of time, renewals, waivers or modifications as may be granted by Lender with respect to payment or any other provisions of this Note.  The liability of Borrower under this Note shall be absolute and unconditional, without regard to the liability of any other party.

8.Usury. Notwithstanding anything herein to the contrary, in no event shall Borrower be required to pay a rate of interest in excess of the Maximum Rate.  The term “Maximum Rate” shall mean the maximum non-usurious rate of interest that Lender is allowed to contract for, charge, take, reserve or receive under the applicable laws of any applicable state or of the United States of America (whichever from time to time permits the highest rate for the use, forbearance or detention of money) after taking into account, to the extent required by applicable law, any and all relevant payments or charges hereunder, or under any other document or instrument executed and delivered in connection therewith and the indebtedness evidenced hereby.

In the event Lender ever receives, as interest, any amount in excess of the Maximum Rate, such amount as would be excessive interest shall be deemed a partial prepayment of principal, and, if the principal hereof is paid in full, any remaining excess shall be returned to Borrower.  In determining whether or not the interest paid or payable, under any specified contingency, exceeds the Maximum Rate, Borrower and Lender shall, to the maximum extent permitted by law, (a) characterize any non-principal payment as an expense, fee, or premium rather than as interest; (b) exclude voluntary prepayments and the effects thereof; and (c) amortize, prorate, allocate and spread the total amount of interest through the entire contemplated term of such indebtedness until payment in full of the principal (including the period of any extension or renewal thereof) so that the interest on account of such indebtedness shall not exceed the Maximum Rate.

9.Miscellaneous.

(a)All modifications, consents, amendments or waivers of any provision of any this Note shall be effective only if in writing and signed by Lender and then shall be effective only in the specific instance and for the limited purpose for which given.

(b)All communications provided in this Note shall be personally delivered or mailed, postage prepaid, by registered or certified mail, return receipt requested, to the addresses set forth at the beginning of this Note or such other addresses as Borrower or Lender may indicate by written notice.

(c)The headings used in this Note are for convenience of reference only and shall not in any way affect the meaning or interpretation of this Note.

(d)This Note shall be binding upon and inure to the benefit of Borrower and Lender and their respective successors and assigns; provided, however, that neither party may, without the prior written consent of the other party, assign any rights, powers, duties or obligations under this Note.

(e)This Note shall be construed and enforced in accordance with the laws of the State of Michigan. All actions arising out of or relating to this Note shall be heard and determined exclusively by any state or federal court with jurisdiction in the Eastern District of the State of Michigan. Consistent with the preceding sentence, the parties hereto hereby irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Note or the transactions contemplated by this Note may not be enforced in or by any of the above-named courts.

(f)This Note is intended to amend and restate, and is not intended to be in substitution for or a novation of, that certain Senior Secured Convertible Promissory Note, dated December 1, 2011, executed and delivered by Borrower in favor of Lender in the original principal amount of $2,000,000, as previously amended and restated (the “Original Note”).   This Note shall continue to be secured by the security instruments and UCC statements executed and filed with the Original Note, and otherwise as set forth in the loan documentation executed in connection with the Original Note.

[Signature on the following page]

IN WITNESS WHEREOF, the undersigned has duly executed this Tenth Amended and Restated Senior Secured Convertible Promissory Note as of the day and year first written above.

BORROWER:

ZIVO BIOSCIENCE, INC.

By: /s/ Philip M. Rice II

Name: Philip M. Rice II

Its: Chief Financial Officer